UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

On August 6, 2024, Centogene N.V. (the “Company”) received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearings Panel has determined to delist the Company’s common stock because the Company remains noncompliant with Nasdaq Listing Rule 5450(b)(2)(C), which requires a minimum USD 15 million market value of publicly held shares.

Suspension of trading in the Company’s common stock on Nasdaq will be effective at the open of trading on August 8, 2024. The Company may, within 15 calendar days from the date of the notice, request that Nasdaq review the decision, but the Company does not intend to make such a request. Following the delisting of its common stock from Nasdaq, the Company will continue to be a reporting company under the Securities Exchange Act of 1934.

The Company expects its common stock will commence trading on the OTC Markets Group platform at the open of trading on August 8, 2024 under the symbol “CNTGF.” The Company has also applied to trade its common stock on the OTCQX Market and expects to commence trading of its common stock on the OTCQX in the coming weeks. However, no assurances can be provided that trading of the Company’s common stock on the OTC will commence promptly, or at all, or will be maintained if commenced.

As previously announced, on February 27, 2024, the Company received a notification from Nasdaq’s Listing Department notifying it of Nasdaq’s determination to delist the Company’s securities from Nasdaq due to non-compliance with Nasdaq Listing Rule 5450(b)(2)(C), subject to the Company’s right to a hearing.

On April 30, 2024, the Company had a hearing with Nasdaq and presented a plan of compliance with respect to the minimum market value requirement. As previously announced, the Company’s plan to regain compliance related to the Company completing a sale transaction by no later than August 26, 2024, which is the latest date for which the Nasdaq panel has authority to grant an extension. The Company is unable to meet this requirement. Notwithstanding the foregoing, the Company continues to actively pursue a sale transaction pursuant to its announced strategic alternatives review process.

On August 7, 2024, the Company issued a press release titled “CENTOGENE Receives Delisting Notice From Nasdaq.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1	Press Release dated August 7, 2024.

4